UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 1, 2026

ASSERTIO HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39294	85-0598378
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 South Saunders Rd., Suite 300
Lake Forest, IL	60045
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (224) 419-7106

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	ASRT	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amended and Restated Agreement and Plan of Merger

On May 1, 2026, Assertio Holdings, Inc. (the “Company” or “Assertio”) entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) with Garda Therapeutics, Inc., a Delaware corporation (“Parent”), and Audi Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), which amends and restates in its entirety the Agreement and Plan of Merger, dated as of April 8, 2026 (the “Original Merger Agreement”), by and among the Company, Parent and Purchaser. Pursuant to the Amended and Restated Merger Agreement, the Company and Parent have agreed to increase the Offer Price (as defined below) from (x) $18.00 per share of the Company’s common stock (the “Common Stock”) plus one non-tradeable contingent value right representing the right to receive certain contingent payments in cash on or prior to the applicable milestone outside dates to (y) $21.80 per share of Common Stock in cash, without interest and without a contingent value right.

The Amended and Restated Merger Agreement provides for, among other things, (i) the acquisition of the Company by Parent through a cash tender offer (the “Offer”) by Purchaser for all of the Company’s outstanding shares of Common Stock, for $21.80 per share of Common Stock in cash (the “Offer Price”) and (ii) following the completion of the Offer, the merger of Purchaser with and into the Company (the “Merger”) with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”).

The Company’s Board of Directors (the “Board”) has unanimously approved the Merger and the Amended and Restated Merger Agreement and recommended that the stockholders of the Company accept the Offer and tender their shares of Common Stock pursuant to the Offer. Under the Amended and Restated Merger Agreement, Purchaser is required to commence the Offer on or before May 4, 2026. The Offer will initially expire at one minute after 11:59 p.m., Eastern Time on the date that is twenty (20) business days following the commencement of the Offer, subject to extension under certain circumstances.

Consistent with, and unchanged from, the Original Merger Agreement, the Amended and Restated Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders, (i) each outstanding share of Common Stock of the Company, other than any shares of Common Stock held in the treasury of the Company or owned, directly or indirectly, by Parent or Purchaser, or by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be converted into the right to receive the Offer Price, without interest, less any required withholding taxes (the “Merger Consideration”); (ii) each option to purchase shares of Common Stock (a “Company Stock Option”) under any employee, director, or consultant stock option, stock purchase or equity compensation plan, arrangement, or agreement of the Company (the “Company Stock Plans”), including the Company’s Amended and Restated 2014 Omnibus Incentive Plan, the Company’s Inducement Incentive Plan, the Company’s Second Amended and Restated 2004 Equity Incentive Plan and the Zyla Life Sciences Amended and Restated 2019 Stock-Based Incentive Compensation Plan, in accordance with the terms thereof, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be canceled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such canceled Company Stock Option as soon as practicable following the Effective Time (and in no event later than ten (10) business days after the Effective Time) an amount in cash (without interest, and subject to deduction for any required withholding tax) equal to the product of (a) the excess of the Merger Consideration over the exercise price per share under such Company Stock Option and (b) the number of shares subject to such Company Stock Option; provided, that if the exercise price per share (as adjusted for the conversion described above) of any such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be canceled without any cash payment being made in respect thereof; and (iii) each restricted stock unit settleable in shares of Common Stock granted under the Company Stock Plans (each, a “Company RSU”) that is outstanding and unvested as of immediately prior to the Effective Time will vest in full and will automatically be cancelled and converted into the right to receive an amount in cash equal to the Merger Consideration per Company RSU.

Purchaser’s obligation to accept shares of Common Stock tendered in the Offer is subject to certain customary conditions for a transaction of this type, including: (i) that the number of shares of Common Stock validly tendered and not validly withdrawn in accordance with the terms of the Offer, together with any shares of Common Stock beneficially owned by Purchaser or any affiliate of Purchaser, equals at least one share more than fifty percent (50%) of all shares of Common Stock then issued and outstanding; (ii) the Company shall have Closing Net Cash (as defined in the Amended and Restated Merger Agreement) of at least $95,000,000; and (iii) the absence of any law that makes illegal the Offer, the Merger or any of the other transactions contemplated by the Amended and Restated Merger Agreement (the “Transactions”), prohibits or limits Parent’s ownership of the Company or the Company’s, Parent’s or any of their respective subsidiaries’ businesses or assets, or imposes limitations on Parent’s rights of ownership of the Common Stock. The obligations of Parent and Purchaser to consummate the Offer and the Merger under the Amended and Restated Merger Agreement are not subject to a financing condition.

Following the completion of the Offer, upon the terms and conditions set forth in the Amended and Restated Merger Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law, Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent. The Merger will be effected as soon as practicable following the time of purchase by Purchaser of shares of Common Stock validly tendered and not withdrawn in the Offer.

Consistent with, and unchanged from, the Original Merger Agreement, the Company, Parent and Purchaser have each made customary representations, warranties and covenants in the Amended and Restated Merger Agreement, including covenants of the Company regarding the operation of the Company’s business prior to the Effective Time, as well as representations and warranties of Parent and Purchaser with respect to, among other things, Parent having sufficient cash, available lines of credit or other sources of immediately available funds to consummate the Transactions.

In addition, pursuant to the Amended and Restated Merger Agreement, the Company has agreed to customary “no shop” restrictions on its ability to, among other things, initiate, solicit or knowingly encourage alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding alternative acquisition proposals, subject to certain customary exceptions.

The Amended and Restated Merger Agreement contains customary termination rights for both Parent and Purchaser, on the one hand, and the Company, on the other hand, including if the Acceptance Time shall not have occurred on or before July 2, 2026. If the Amended and Restated Merger Agreement is terminated under certain circumstances specified in the Amended and Restated Merger Agreement, including in connection with the Company’s entry into an agreement with respect to a Superior Proposal, the Company will be required to pay Parent a termination fee of $5,810,000. In addition, if the Company terminates the Amended and Restated Merger Agreement due to Parent’s or Purchaser’s breach of their representations, warranties, covenants or agreements, or due to Parent’s withdrawal of financing, Parent shall pay the Company a termination fee of $5,810,000 (the “Parent Termination Fee”).

The foregoing description of the Amended and Restated Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Amended and Restated Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent, Purchaser or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Amended and Restated Merger Agreement were made only for purposes of the Amended and Restated Merger Agreement and as of specific dates, were made solely for the benefit of the parties to the Amended and Restated Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purpose of allocating contractual risk among the parties rather than establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

Equity Commitment Letter

Concurrently with the execution of the Amended and Restated Merger Agreement, Joseph M. Limber and Brett K.E. Lund (collectively, the “Equity Investors”) delivered to the Company a duly executed equity commitment letter with Parent, dated as of the date of the Amended and Restated Merger Agreement, pursuant to which the Equity Investors irrevocably committed to purchase equity of Parent for an aggregate investment amount of $22,200,000 (the “Equity Financing”), to be funded to Parent prior to the Acceptance Time. The proceeds of the Equity Financing will be used by Parent to fund a portion of the aggregate Merger Consideration and related transaction costs.

Debt Commitment Letter

Concurrently with the execution of the Amended and Restated Merger Agreement, Colbeck Capital Management, LLC (“Colbeck”) delivered to Parent a duly executed amended and restated debt commitment letter, dated as of the date of the Amended and Restated Merger Agreement, pursuant to which Colbeck committed to provide (i) a senior secured term loan facility in an aggregate principal amount of $80,000,000 and (ii) a senior secured delayed draw term loan facility in an aggregate principal amount of $50,000,000 (collectively, the “Debt Financing”). The proceeds of the Debt Financing will be used to finance the Transactions, pay fees and expenses incurred in connection with the Transactions, and for general corporate purposes.

Limited Guarantees

Concurrently with the execution of the Amended and Restated Merger Agreement, Parent and Joseph M. Limber each delivered to the Company a limited guarantee (together, the “Limited Guarantees”) in favor of the Company, pursuant to which Parent, and Mr. Limber (with respect to Parent’s obligations under its Limited Guarantee), unconditionally and irrevocably guaranteed to the Company the due and punctual payment of (a) the Parent Termination Fee payable pursuant to the Amended and Restated Merger Agreement and (b) any amounts payable by Parent pursuant to the Amended and Restated Merger Agreement in respect of the reimbursement of costs and expenses or indemnification obligations relating to the Debt Financing. The maximum aggregate liability of each of Parent and Mr. Limber under the Limited Guarantees is capped at the sum of the Parent Termination Fee and such reimbursement and indemnification amounts. The Limited Guarantees will terminate upon the earliest of the Effective Time, receipt by the Company of all guaranteed obligations, or termination of the Amended and Restated Merger Agreement under circumstances in which the Parent Termination Fee is not payable.

Support Agreements

Concurrently with the execution of the Original Merger Agreement, certain beneficial owners of Common Stock entered into tender and support agreements (the “Support Agreements”) with Parent and Purchaser pursuant to which such parties agreed, among other things, to irrevocably tender the shares of Common Stock held by them and certain of their affiliates in the Offer, upon the terms and subject to the conditions of such agreements. The Support Agreements will terminate upon certain circumstances, including upon termination of the Amended and Restated Merger Agreement or if the Company’s Board of Directors votes to approve a Superior Proposal.

Convertible Notes Tender Offer

As of the date of the Amended and Restated Merger Agreement, an aggregate principal amount of $40,000,000 of the Company’s 6.50% Convertible Notes due 2027 (the “Convertible Notes”) issued pursuant to the Indenture, dated as of August 25, 2022, between the Company and U.S. Bank Trust Company, National Association, as Trustee (the “Indenture”), were outstanding. Pursuant to the Amended and Restated Merger Agreement, the Company is required to comply in all material respects with its obligations under the terms of the Indenture, including taking all actions required by it to be taken prior to the Effective Time as a result of the consummation of the Merger. In addition, after the date of the Amended and Restated Merger Agreement and substantially concurrently with the Offer, the Company or the Surviving Corporation, as applicable, will use commercially reasonable efforts to make an offer and consent solicitation (the “Note Offer”) to purchase the Convertible Notes at a purchase price approved by Purchaser and Parent, contingent upon the occurrence of a “Fundamental Change” (as defined in the Indenture) as a result of the Merger (which purchase price will equal 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest thereon through the stated maturity date), and to purchase, after the Acceptance Time and prior to or concurrently with the occurrence of the Closing, any Convertible Notes tendered and not withdrawn as of the expiration date of the Note Offer. The consent solicitation will seek consent to remove Section 4.11 of the Indenture, and holders who tender Convertible Notes pursuant to the Note Offer will be required to deliver consents with respect to such proposed amendment and may not deliver consents without tendering their Convertible Notes. Following consummation of the Merger, Parent and Purchaser will, or will cause the Company to, comply with the provisions of Article 15 of the Indenture with respect to any Convertible Notes that remain outstanding after the consummation of the Note Offer.

Item 7.01. Regulation FD Disclosure.

On May 4, 2026, the Company issued a press release announcing the Amended and Restated Merger Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained in this Item 7.01, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K (this “Current Report”) contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs. Forward-looking statements speak only as of the date they are made and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur. In particular, this Current Report contains forward-looking statements regarding Assertio Holdings, Inc. (the “Company”), the proposed tender offer by Audi Merger Sub, Inc., a wholly owned subsidiary of Garda Therapeutics, Inc. (“Parent”), to acquire all outstanding shares of the Company’s common stock and the subsequent merger pursuant to which the Company would become a wholly owned subsidiary of Parent, including, without limitation, statements regarding the expected timing and completion of these transactions and the parties’ ability to satisfy the conditions to consummation. Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “opportunity,” “plan,” “potential,” “project,” “seek,” “should,” “strategy,” “target,” “will,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology. These forward-looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties, many of which are beyond the Company’s control and subject to change. Actual results could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ materially include, among others: risks associated with the timing of the closing of the Transactions, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the Transactions will not occur in which case Rolvedon would be the Company’s only product; uncertainties as to how many of the Company’s stockholders will tender their shares in the Offer; the possibility that competing offers will be made; the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Transactions; the outcome of any legal proceedings that may be instituted against the parties and others related to the Transactions; unanticipated difficulties or expenditures relating to the Transactions; the effect of the announcement or pendency of the Transactions on the Company’s business and operating results (including the response of business partners and competitors and potential difficulties in employee retention as a result of the announcement and pendency of the Transactions); risks related to the diverting of management’s attention from the Company’s ongoing business operations; general economic and market conditions; and other risks and uncertainties identified in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings. Many of these risks and uncertainties may be exacerbated by public health emergencies and general macroeconomic conditions. The foregoing list of factors is not exhaustive. You should not place undue reliance on any forward-looking statements. The Company does not assume, and hereby disclaims, any obligation to update or revise any forward-looking statements, except as required by law.

Additional Information and Where to Find It

The tender offer for the outstanding shares of the Company referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Parent and its subsidiary will file with the SEC. At the time the tender offer is commenced, Parent and its subsidiary will file tender offer materials on Schedule TO, and, thereafter, the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF THE COMPANY’S COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF THE COMPANY’S COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of the Company’s Common Stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov or by accessing the Investor Relations section of the Company’s website at https://investor.assertiotx.com.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
2.1*	Amended and Restated Agreement and Plan of Merger between the Company, Parent and Purchaser, dated May 1, 2026.
99.1	Press Release of the Company, dated May 4, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Certain annexes, schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted attachment to the SEC on a confidential basis upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSERTIO HOLDINGS, INC.

Date: May 4, 2026	By:	/s/ Sam Schlessinger
Sam Schlessinger
Executive Vice President, General Counsel